FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 333-228135

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Flash report, dated February 6, 2019, on the consolidated financial results for the third quarter of fiscal 2018 (April 1, 2018-December 31, 2018) < under Japanese GAAP >.

2.	Supplementary information on the financial results for the third quarter of fiscal 2018.

3.	Press release, dated February 6, 2019, announcing the revision in forecasts for dividend.

4.	Press release, dated February 6, 2019, announcing the execution of a basic integration agreement for the integration of the stainless steel sheet businesses of Nippon Steel & Sumitomo Metal Corporation, Nisshin Steel Co., Ltd. and Nippon Steel & Sumikin Stainless Steel Corporation, and the execution of a company split (simplified absorption-type split) agreement between Nippon Steel & Sumitomo Metal Corporation and Nippon Steel & Sumikin Stainless Steel Corporation.

5.	Press release, dated February 6, 2019, announcing conclusion of integrated basic agreement on integration of stainless steel sheet businesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL & SUMITOMO METAL CORPORATION

Date: February 7, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

Flash Report

Consolidated Basis

Results for the Third Quarter of Fiscal 2018

(April 1, 2018—December 31, 2018)

<under Japanese GAAP>

February 6, 2019

Company name:	Nippon Steel & Sumitomo Metal Corporation
Stock listing:	Tokyo, Nagoya, Sapporo, Fukuoka stock exchanges
Code number:	5401
URL:	http://www.nssmc.com/en/index.html
Representative:	Kosei Shindo, Representative Director and President
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130
Scheduled date to submit Securities Report:	February 13, 2019
Scheduled date to pay dividends:	-
Preparation of supplemental explanatory materials:	Yes
Holding of quarterly financial results meeting:	Yes (for investment analysts)

(Figures of less than ¥1 million have been omitted.)

1. Consolidated Financial and Operating Results through the Third Quarter of Fiscal 2018

(April 1, 2018—December 31, 2018)

(1) Consolidated Operating Results (Accumulated)

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Net sales		Operating profit		Ordinary profit		Profit attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Third quarter of Fiscal 2018	4,519,103	8.5	150,717	9.2	253,284	12.3	231,639	48.4
Third quarter of Fiscal 2017	4,164,556	25.0	138,031	122.1	225,484	107.8	156,056	162.7

(For reference) Comprehensive income:	Third quarter of Fiscal 2018	¥ 26,410 million	(91.5)%
	Third quarter of Fiscal 2017	¥ 310,262 million	368.1%

	Earnings per share	Earnings per share after full dilution
	Yen	Yen
Third quarter of Fiscal 2018	262.45	—
Third quarter of Fiscal 2017	176.81	—

(2) Consolidated Financial Results

	Total assets	Net assets	Ratio of shareholders’ equity to total assets
	Millions of yen	Millions of yen	%
Third quarter of Fiscal 2018	7,710,193	3,459,992	40.3
Fiscal 2017	7,526,351	3,515,501	41.8

(For reference) Shareholders’ equity:	Third quarter of Fiscal 2018	¥ 3,104,051 million
	Fiscal 2017	¥ 3,145,450 million

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	End of fiscal year	Full fiscal year
	Yen	Yen	Yen	Yen	Yen
Fiscal 2017	—	30.00	—	40.00	70.00
Fiscal 2018	—	40.00	—
Fiscal 2018 (Forecasts)				40.00	80.00

Notes:     Whether the dividends forecasts under review have been revised: Yes

3. Consolidated Financial Forecasts for Fiscal 2018 (April 1, 2018—March 31, 2019)

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Revenue		Business profit (*)		Profit attributable to owners of parent		Earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Fiscal 2018(IFRS)	6,200,000	—	330,000	—	230,000	—	258.00

Notes:	Whether the consolidated financial forecasts for fiscal 2018 under review have been revised: Yes

For further details, please refer to page ~~4~~, “1. Qualitative Information for the Third Quarter of Fiscal 2018 (2) Explanation of Information on Future Estimates, Including Consolidated Earnings Forecasts.”

As for the consolidated financial forecasts for fiscal 2018 (April 1, 2018—March 31, 2019), Nippon Steel & Sumitomo Metal Corporation (NSSMC or the Company) calculates the figures based on International Financial Reporting Standards(IFRS), as the Company has decided to apply IFRS voluntarily from the consolidated financial statements in the fiscal 2018.

[Additional Information]

Consolidated Operating Results (Rough figures based on IFRS) through the Third Quarter of Fiscal 2018(Accumulated)

(April 1, 2018—December 31, 2018)

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Revenue		Business profit (*)		Profit attributable to owners of parent		Earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Third quarter of Fiscal 2018(IFRS)	4,570,000	—	260,000	—	200,000	—	226.60

(*)

Business Profit on Consolidated Statements of Profit or Loss indicates the results of sustainable business activities, and is an important measure to compare and evaluate the Company’s consolidated performance continuously. It is defined as being deducted Cost of sales, Selling general and administrative expenses and Other operating expenses from Revenue, and added Equity in profit of unconsolidated subsidiaries and affiliates and Other operating income. Other operating income and expenses is composed mainly of Dividend income, Foreign exchange gains or losses, Loss on disposal of fixed assets.

*	Notes

(1) Changes in significant subsidiaries during the period: None

(2) Adoption of special accounting methods for preparation of quarterly consolidated financial statements: Yes

Note:

For further details, please refer to page 9, “2. Quarterly Consolidated Financial Statements and Main Notes (3) Notes on Quarterly Consolidated Financial Statements (Adoption of Special Accounting Methods for Preparation of Quarterly Consolidated Financial Statements).”

(3) Changes in accounting principles, changes in accounting estimates, and retrospective restatements

 (a) Changes in accounting principles accompanying revisions in accounting standards: Yes

 (b) Changes other than those in (a) above: None

 (c) Changes in accounting estimates: None

 (d) Retrospective restatements: None

Note:

For further details, please refer to page 9, “2. Quarterly Consolidated Financial Statements and Main Notes (3) Notes on Quarterly Consolidated Financial Statements (Changes in Accounting Principles, Changes in Accounting Estimates, and Retrospective Restatements).”

(4) Number of shares issued (common shares)

 (a) Number of shares issued at the end of the period (including treasury stock)

Third quarter of Fiscal 2018	950,321,402 shares
Fiscal 2017	950,321,402 shares

 (b) Number of treasury stock at the end of the period

Third quarter of Fiscal 2018	67,727,862 shares
Fiscal 2017	67,710,915 shares

 (c) Average number of shares issued during the term (accumulated)

Third quarter of Fiscal 2018	882,602,690 shares
Third quarter of Fiscal 2017	882,634,161 shares

*	This report is not subject to quarterly review by accounting auditor.

*	Explanation of the appropriate use of performance forecasts and other related items
(Explanation of the appropriate use of performance forecasts)

The forward-looking statements included in this flash report are based on the assumptions, forecasts, and plans of the Company as of the date on which this document is made public. The Company’s actual results may differ substantially from such statements due to various risks and uncertainties.

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

1. Qualitative Information for the Third Quarter of Fiscal 2018

(1) Explanation of Operating Results

Global and Domestic Economic Conditions in the Third Quarter of Fiscal 2018

The global economy as a whole maintained modest growth. While China’s economic growth slowed down, the economy of the United States remained strong and the economies of emerging countries in general remained firm.

The Japanese economy continued to recover moderately, as indicated by further improvements in the employment and income environments and increased capital investment.

Operating Results by Business Segment in the Third Quarter of Fiscal 2018

Business segments of the Nippon Steel & Sumitomo Metal Corporation Group (the NSSMC Group) strived to respond to the changing business environment and to improve sales and earnings. An overview of operating results by business segment is shown below.

	(Billions of yen)
	Net Sales		Ordinary Profit
	3Q FY2018	3Q FY2017	3Q FY2018	3Q FY2017
Steelmaking and Steel Fabrication	3,987.0	3,699.8	212.5	189.7
Engineering and Construction	253.7	205.2	5.2	4.8
Chemicals and Materials*	191.0	179.4	20.6	14.5
System Solutions	187.2	168.2	18.0	14.7

Total	4,619.2	4,252.8	256.4	223.9

Adjustment	(100.1)	(88.3)	(3.1)	1.5

Consolidated total	4,519.1	4,164.5	253.2	225.4

*

Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd. were integrated into Nippon Steel Chemical & Material Co., Ltd. in October 2018. Therefore the Chemicals segment and the New Materials segment were unified into the Chemicals and Materials segment.

Steelmaking and Steel Fabrication

In the Steelmaking and Steel Fabrication segment, domestic steel demand remained solid, especially for shipments to the automotive sector, and overseas steel demand as a whole was on a rising trend. In the domestic steel markets, prices were at a generally high level against a background of stable demand, while prices declined in the overseas markets in the third quarter of fiscal 2018, due to uncertainty over China’s economic outlook. Amid such operating conditions, although natural disasters, including heavy rainfall and typhoons, as well as a difference in inventory valuation by NSSMC and its Group companies somewhat affected performance, NSSMC continued to work on initiatives to secure appropriate sales prices to maintain continuity in supply. These efforts included adjusting steel product prices to reflect rises in prices of auxiliary materials, such as scrap and alloys, other material procurement costs, and distribution costs. The segment also made steady progress in cost improvement measures. As a result, compared to the same third quarter of fiscal 2017, the Steelmaking and Steel Fabrication segment recorded an increase in net sales to ¥3,987.0 billion, and an increase in ordinary profit to ¥212.5 billion.

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

Engineering and Construction

Nippon Steel & Sumikin Engineering Co., Ltd. experienced gradually improving business conditions due to the resumption of capital investments by some overseas steel manufacturers and other factors. In addition, the business environment in Japan surrounding the construction and environment-related sectors remained favorable, and steady progress toward project completions was made due to strict control of project execution. As a result, compared to the same third quarter of fiscal 2017, the Engineering and Construction segment recorded an increase in net sales to ¥253.7 billion, and an increase in ordinary profit to ¥5.2 billion.

Chemicals and Materials

Nippon Steel Chemical & Material Co., Ltd. (which was established in October 2018 following the merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd.) experienced a high level of market prices for mainstay needle coke in the coal tar chemicals business against a background of tight supply and demand conditions. In the functional materials business, overall sales remained firm based on favorable sales of resists for LCDs and metal foils for suspension materials despite signs of weakness seen in sales of circuit board materials for smartphones and other devices. The composite materials business continued to generate robust sales of both epoxy resins for electronic materials and carbon fiber composite materials for the civil engineering and construction sectors. In the chemicals business, prices for styrene monomer declined against the backdrop of lower crude oil prices and a weakening supply and demand balance. As a result, compared to the same third quarter of fiscal 2017, the Chemicals and Materials segment posted an increase in net sales to ¥191.0 billion, and an increase in ordinary profit to ¥20.6 billion.

System Solutions

NS Solutions Corporation provides advanced solution services and other comprehensive solutions in the planning, configuration, operation, and maintenance of IT systems for clients in a wide range of business fields. During the period under review, against the backdrop of robust system investments stemming mainly from customers’ advanced operational needs, the company’s business environment continued to be favorable. In addition, NS Solutions proceeded proactively in developing safe, protective solutions at factories and other work sites that make use of IoT technology, and developed platforms to analyze data based on AI technology. As a result, compared to the same third quarter of fiscal 2017, the System Solutions segment recorded an increase in net sales to ¥187.2 billion, and an increase in ordinary profit to ¥18.0 billion.

Sales and Profit for the Third Quarter of Fiscal 2018

Compared to the same period of fiscal 2017, NSSMC posted growth in both sales and profit: net sales increased to ¥4,519.1 billion; operating profit to ¥150.7 billion; ordinary profit to ¥253.2 billion; and profit attributable to owners of parent to ¥231.6 billion. Please note that the NSSMC Group will voluntarily apply International Financial Reporting Standards (IFRS) beginning with the fiscal year ending March 31, 2019. Based on IFRS, NSSMC’s consolidated revenue is estimated to amount to ¥4,570.0 billion, business profit to ¥260.0 billion, and profit attributable to owners of parent to ¥200.0 billion for the third-quarter of this fiscal year.

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

(2) Explanation of Information on Future Estimates, Including Consolidated Earnings Forecasts

Consolidated Earnings Forecasts

NSSMC anticipates that the overall global economy will continue to grow moderately despite concerns about a slowdown in China’s economy, as the United States is likely to sustain stable economic conditions and the government in China has been focusing on implementing various measures to support its economy.

The Japanese economy is also expected to maintain its recovery, supported by further improvements in the employment and income environments.

In Japan, demand for steel and steel market prices are forecast to remain firm. While overseas steel demand and market conditions are becoming more uncertain mainly due to intensifying US-China trade friction and the slowdown in the Chinese economy, which partly stems from the former, market prices have recently appeared to stop declining and some impacts can be anticipated from the Chinese government’s economic stimulus measures. Developments will require close monitoring.

Amid such operating conditions, the consolidated business performance for the full year of fiscal 2018 will be substantially affected by a decline in production and shipment caused by operation and equipment troubles, including deterioration in the No. 5 blast furnace operation at the Wakayama Works, as well as by the decline in overseas steel prices in the third quarter of fiscal 2018. The Company is now expecting business profit of ¥330.0 billion (based on IFRS), which is ¥20.0 billion less than the amount forecasted at the second-quarter earnings announcement (November 2, 2018). NSSMC plans to switch from Wakayama’s No. 5 blast furnace to No. 2 blast furnace and will strive to ensure the smooth start-up, scheduled to start in the middle of February. NSSMC will continue to maximize group-wide management initiatives through initiatives including (a) implementing measures to stabilize equipment use and operations; (b) securing appropriate sales prices to maintain continuity in supply, which includes adjusting steel product prices to take account of surges in prices of auxiliary materials, such as scrap and alloys, other material procurement costs, and distribution costs; and (c) making steady progress in cost improvement measures.

Basic Profit Distribution Policy and the Year-End Dividend Distribution

NSSMC’s basic profit distribution policy is to pay dividends from distributable funds at the end of the first half (interim) and second half (year-end) of the fiscal year, in consideration of the consolidated operating results and such factors as capital requirements for investment and other activities aimed at raising corporate value and performance prospects while also considering the financial structure of the Company on both consolidated and non-consolidated bases. The Company has adopted a consolidated annual payout ratio target of around 30% as the benchmark for the “payment of dividends from distributable funds in consideration of the consolidated operating results.” The level of the first-half dividend is determined based on consideration of interim performance figures and forecasts for the full fiscal year performance.

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

Regarding the dividend from retained earnings for the end of the fiscal year, the Company had not determined a dividend distribution plan at the second quarter earnings announcement (November 2, 2018). However, in accordance with the policy described above and after giving due consideration to full-year forecasts, the Company now plans to pay a dividend of ¥40 per share (bringing the dividend for the full year to ¥80 per share and representing a consolidated payout ratio of approximately 31% (based on IFRS)).

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

2. Quarterly Consolidated Financial Statements and Main Notes

(1) Quarterly Consolidated Balance Sheets

	Millions of yen
ASSETS	March 31, 2018	December 31, 2018
Current assets :
Cash and bank deposits	108,782	133,303
Notes and accounts receivable	678,579	684,135
Inventories	1,380,003	1,513,322
Other	233,902	279,873
Less: Allowance for doubtful accounts	(1,766)	(1,546)
Total current assets	2,399,500	2,609,088

Fixed assets :
Tangible fixed assets :
Buildings and structures	759,716	772,163
Machinery, equipment and vehicles	1,131,993	1,194,570
Other	983,250	998,142

	2,874,959	2,964,876
Intangible assets :	84,972	111,636
Investments and others :
Investments in securities	871,399	668,443
Shares of subsidiaries and affiliates	1,069,688	1,047,722
Net defined benefit assets	116,573	106,319
Other	112,982	206,765
Less: Allowance for doubtful accounts	(3,726)	(4,659)

	2,166,917	2,024,591
Total fixed assets	5,126,850	5,101,104

Total assets	7,526,351	7,710,193

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

	Millions of yen
LIABILITIES	March 31, 2018	December 31, 2018
Current liabilities :
Notes and accounts payable	775,126	805,271
Short-term loans payable	300,632	312,462
Commercial paper	76,000	211,000
Bonds due within one year	85,700	50,700
Income taxes payable	43,916	47,369
Provision for loss on construction contracts	1,508	3,561
Other	803,197	703,444
Total current liabilities	2,086,080	2,133,809

Long-term liabilities :
Bonds and notes	209,996	229,999
Long-term loans payable	1,380,660	1,557,483
Allowance and reserve	4,991	4,788
Net defined benefit liabilities	166,152	182,075
Other	162,967	142,044
Total long-term liabilities	1,924,768	2,116,391

Total liabilities	4,010,849	4,250,201

NET ASSETS
Shareholders’ equity :
Common stock	419,524	419,524
Capital surplus	386,865	384,414
Retained earnings	2,076,769	2,237,734
Less: Treasury stock, at cost	(132,162)	(132,202)

	2,750,997	2,909,471
Accumulated other comprehensive income:
Unrealized gains on available-for-sale securities	313,116	180,884
Deferred hedge income (loss)	(2,107)	(2,020)
Unrealized gains on revaluation of land	3,001	2,966
Foreign currency translation adjustments	(4,898)	(54,064)
Remeasurements of defined benefit plans	85,341	66,814

	394,453	194,580
Non-controlling interests in consolidated subsidiaries	370,050	355,940

Total net assets	3,515,501	3,459,992

Total liabilities and net assets	7,526,351	7,710,193

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

(2) Quarterly Consolidated Statements of Operations and

 Quarterly Consolidated Statements of Comprehensive Income

Quarterly Consolidated Statements of Operations	Millions of yen
	Third quarter of Fiscal 2017	Third quarter of Fiscal 2018
Operating revenues :
Net sales	4,164,556	4,519,103
Cost of sales	3,641,588	3,962,839

Gross profit	522,968	556,264

Selling, general and administrative expenses	384,936	405,547

Operating profit	138,031	150,717

Non-operating profit and loss :
Non-operating profit :
Interest income	3,891	4,135
Dividend income	15,574	17,667
Equity in profit of unconsolidated subsidiaries and affiliates	93,896	105,725
Other	29,442	30,368

	142,804	157,897

Non-operating loss :
Interest expense	15,486	13,570
Other	39,865	41,759

	55,352	55,329

Ordinary profit	225,484	253,284

Extraordinary profit :
Gain on sales of investment in securities	24,572	30,339

	24,572	30,339

Extraordinary loss :
Loss on inactive facilities	5,969	—
Loss on disaster	—	22,349
Restructuring loss	6,200	—

	12,169	22,349

Profit before income taxes	237,887	261,274

Income taxes - current and deferred	62,501	30,037

Profit	175,385	231,237

Profit(loss) attributable to non-controlling interests	19,329	(402)

Profit attributable to owners of parent	156,056	231,639

Quarterly Consolidated Statements of Comprehensive Income	Millions of yen
	Third quarter of Fiscal 2017	Third quarter of Fiscal 2018
Profit	175,385	231,237
Other comprehensive income
Unrealized gains on available-for-sale securities	96,021	(131,657)
Deferred hedge income	(1,111)	(274)
Foreign currency translation adjustments	9,290	(25,544)
Remeasurements of defined benefit plans	24,869	(18,512)
Share of other comprehensive income of affiliates accounted for using equity method	5,805	(28,837)

Total other comprehensive income	134,876	(204,826)

Comprehensive income	310,262	26,410

(breakdown)
Comprehensive income attributable to owners of parent	284,116	31,802
Comprehensive income attributable to non-controlling interests	26,146	(5,391)

Nippon Steel & Sumitomo Metal Corporation (5401)

The Third Quarter of Fiscal 2018

(3) Notes on Quarterly Consolidated Financial Statements

(Notes on Going Concern Assumption)

None

(Notes in Case of Significant Changes to Shareholders’ Equity)

None

(Adoption of Special Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements)

The Company reasonably estimated the effective tax rate following application of tax-effect accounting on profit before income taxes for the consolidated fiscal year, which includes the quarterly period under review, and applied this percentage to quarterly profit before income taxes to determine income taxes.

(Changes in Accounting Principles, Changes in Accounting Estimates, and Retrospective Restatements)

At the beginning of the first quarter of fiscal 2018, the Company adopted the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No.28, February 16, 2018) and “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26, February 16, 2018)

The application of this practical solution had no effect on the quarterly consolidated financial statements for the first half of fiscal 2018.

Nippon Steel & Sumitomo Metal Corporation (5401)

February 6, 2019

Nippon Steel & Sumitomo Metal Corporation

Code Number: 5401

Listings: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges

Contact: Fumiaki Ohnishi, General Manager, Public Relations Center-Tel: +81-3-6867-2130

Supplementary Information on the Financial Results

for the Third Quarter of Fiscal 2018

Japanese Steel Industry

1. Crude Steel Production

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	26.09	25.94	52.04	26.39	26.41	52.80	104.84
2018FY	26.56	25.65	52.22	25.70	(*)Approx.26.31	Approx.52.01	Approx.104.23

(*)	METI forecast

2. Inventory Volume

At the end of:		Inventory at manufacturers and distributors	Inventory /shipment ratio	Rolled sheets*[1]	H-flange beams*[2]
		(million tons)	(%)	(million tons)	(million tons)
Jan.	2017	5.60	(148.6)	3.89	0.186
Feb.	2017	5.64	(151.9)	3.88	0.200
Mar.	2017	5.37	(124.8)	3.80	0.201
Apr.	2017	5.54	(151.7)	3.88	0.197
May	2017	5.78	(155.9)	4.09	0.197
June	2017	5.56	(139.9)	4.01	0.193
July	2017	5.42	(142.0)	3.95	0.189
Aug.	2017	5.66	(158.4)	4.14	0.179
Sep.	2017	5.70	(145.4)	4.16	0.182
Oct.	2017	5.83	(150.1)	4.11	0.176
Nov.	2017	5.66	(139.2)	4.00	0.173
Dec.	2017	5.67	(149.2)	4.04	0.175
Jan.	2018	5.86	(157.5)	4.15	0.185
Feb.	2018	5.81	(154.4)	4.12	0.196
Mar.	2018	5.83	(140.8)	4.21	0.200
Apr.	2018	5.79	(145.8)	4.15	0.196
May	2018	5.87	(150.1)	4.34	0.200
June	2018	5.92	(149.3)	4.41	0.207
July	2018	5.68	(143.1)	4.20	0.208
Aug.	2018	6.01	(170.5)	4.39	0.204
Sep.	2018	6.23	(176.6)	4.40	0.198
Oct.	2018	5.87	(132.0)	4.26	0.184
Nov.	2018	5.59	(133.8)	4.14	0.184
Dec.*[3]	2018	5.71	(149.2)	4.17	0.187

*1	Hot-rolled, cold-rolled and coated sheets
*2	Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel & Sumitomo Metal Corporation
*3	Preliminary report

Nippon Steel & Sumitomo Metal Corporation

NSSMC

3. Pig Iron Production

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	9.92	10.13	20.05	10.08	10.49	20.57	40.61
2018FY	10.25	10.24	20.49	10.24	Approx.10.50	Approx.20.70	Approx.41.20

Including Hokkai Iron & Coke Co., Ltd. and Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

4. Crude Steel Production

(Consolidated basis (The Company and its consolidated subsidiaries))

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	11.49	11.74	23.23	11.72	12.07	23.79	47.02
2018FY	11.89	11.76	23.65	12.13	Approx.12.40	Approx.24.50	Approx.48.20

(Non-consolidated basis)

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	9.90	10.19	20.09	10.08	10.50	20.58	40.67
2018FY	10.29	10.21	20.50	10.29	Approx.10.50	Approx.20.80	Approx.41.30

Including Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

5. Steel Products Shipment

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	9.34	9.39	18.72	9.39	9.67	19.07	37.79
2018FY	9.57	8.99	18.56	9.92	Approx.9.70	Approx.19.60	Approx.38.10

Including Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

6. Average Price of Steel Products

	(thousands of yen / ton)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	84.0	83.0	83.5	86.0	85.7	85.8	84.7
2018FY	87.2	90.2	88.7	91.5	Approx.90	Approx.90	Approx.89

Weighted average of the Company and Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

Nippon Steel & Sumitomo Metal Corporation

7. Export Ratio of Steel Products (Value basis)

	(%)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	42	41	42	41	41	41	41
2018FY	41	41	41	40	Approx.37	Approx.39	Approx.40

Weighted average of the Company and Nippon Steel & Sumikin Koutetsu Wakayama Corporation*1

8. Foreign Exchange Rate

	(¥/$)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2017FY	111	111	111	113	110	111	111
2018FY	108	111	109	113	Approx.110	Approx.112	Approx.111

9. Amount of Capital Expenditure and Depreciation

(Consolidated basis)

	(billions of yen)
	Capital Expenditure	Depreciation
2017FY	411.9	340.7
2018FY*[2]	Approx.440.0	Approx.420.0

*1	Nippon Steel & Sumikin Koutetsu Wakayama Corporation was merged into NSSMC on April 1, 2018.
*2	included for impacts of transition to IFRS and other impacts

For Immediate Release

February 6, 2019

Company name:	Nippon Steel & Sumitomo Metal Corporation
Representative:	Kosei Shindo, Representative Director and President
Code number:	5401
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130

Announcement of Revision in Forecasts for Dividend

The Board of Directors of Nippon Steel & Sumitomo Metal Corporation (“the Company”) held on February 6, 2019 has decided to revise the forecasts for year-end dividend from retained earnings as follows.

1. Reason for the Revision

When the first half results were announced on November 2, the Company had not determined a year-end dividend distribution amount for the current fiscal year ending March 31 2019. In accordance with the basic profit distribution policy described previously announced, after due consideration of the earnings forecasts for the year and other factors, the Company intends to distribute a dividend of ¥40 per share at the end of the second half (year-end). This would bring the full-year dividend distribution amount to ¥80 per share, representing a consolidated dividend payout ratio of approximately 31% (based on IFRS).

2. Details for the Revision

	(yen)
	Dividends per share
	End of the first half	End of the second half	Full fiscal year
Previous forecasts (Data released on November 2, 2018)		Undecided	Undecided
Revised forecasts		40	80
Actual for the current fiscal year ending March 31, 2019	40
Actual for the previous fiscal year ended March 31, 2018	30	40	70

February 6, 2019

To Whom It May Concern,

Listed Company’s Name:	Nippon Steel & Sumitomo Metal Corporation
Representative:	Kosei Shindo, Representative Director and President
(Code Number:	5401, First Section of the TSE, First Section of the NSE, FSE, and SSE)
Contact:	Fumiaki Onishi, General Manager, Public Relations Center
(Telephone:	+81-3-6867-2135, 2146, 2977, 3419)

Company’s Name:	Nisshin Steel Co., Ltd.
Representative:	Kinya Yanagawa, President & CEO, and Representative Director
Contact:	Hirokazu Kuwasako, Executive Officer, General Manager, General Administration Dept.
(Telephone:	+81-3-3216-5566)

Company’s Name:	Nippon Steel & Sumikin Stainless Steel Corporation
Representative:	Hitoshi Ito, Representative Director and President
Contact:	Manabu Tani, Executive Officer, General Manager, Corporate Planning Div.
(Telephone:	+81-3-6841-4853)

Notice Regarding the Execution of a Basic Integration Agreement for the Integration of the Stainless Steel Sheet Businesses of Nippon Steel & Sumitomo Metal Corporation, Nisshin Steel Co., Ltd. and Nippon Steel & Sumikin Stainless Steel Corporation, and the Execution of a Company Split (Simplified Absorption-Type Split) Agreement Between Nippon Steel & Sumitomo Metal Corporation and Nippon Steel & Sumikin Stainless Steel Corporation

Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) and its group companies, Nisshin Steel Co., Ltd. (“Nisshin Steel”) and Nippon Steel & Sumikin Stainless Steel Corporation (“NSSC”), pursuant to the Basic Agreement regarding the Integration of the Stainless Steel Sheet Business executed as of May 16, 2018, resolved at their respective board of directors’ meetings held today to integrate the stainless steel sheet business of the NSSMC Group (the “Integration”) in order to maximize synergies in the NSSMC Group’s stainless steel business at an early stage, by having NSSC succeed a part of the special stainless steel strip business of NSSMC and the stainless steel sheet business of Nisshin Steel, effective April 1, 2019, and entered into the Basic Integration Agreement regarding the Integration as of today.

Additionally, NSSMC and NSSC, at their respective board of directors’ meetings, resolved to have NSSC succeed a part of NSSMC’s special stainless steel strip business (excluding pure nickel, nickel alloy and clad steel business) (the “Subject of Business Succession”) by way of an absorption-type company split (the “Company Split”), effective April 1, 2019, wherein NSSMC will be the split company and NSSC will be the successor company, and entered into the Company Split Agreement (the “Company Split Agreement”) as of today.

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As the Company Split is a company split wherein NSSC, a wholly owned subsidiary of NSSMC is the successor company, some disclosure details have been omitted.

The details of the foregoing resolutions are announced as follows.

I.	Regarding the Integration

1.	Purpose of the Integration

NSSMC, Nisshin Steel and NSSC, since Nisshin Steel became a subsidiary of NSSMC in March 2017, have proceeded to develop their alliance and complement each other’s respective stainless steel businesses in the areas of production, sale and procurement. However, in order to respond to harsh business circumstances such as the substantial over-supply in Asian markets and future changes in social and industrial structure, and to further develop and grow, NSSMC, Nisshin Steel and NSSC reached the conclusion that it is imperative that they work toward the maximization of synergies by uniting forces in the stainless steel sheet business of the NSSMC Group, sharing and expanding the respective strengths of the three companies, and addressing their weaknesses.

NSSMC, Nisshin Steel and NSSC have, at this time, agreed to integrate the stainless steel sheet business of each company, effective April 1, 2019, aiming for future growth and development by creating further synergies as follows: by bringing together management resources for the stainless steel sheet business cultivated so far by each company, integrating respective business strategies, creating value for customers not only through more efficient organizational and operational systems but also by providing optimal products and processing technology/services, facilitating world-leading technical developments, thoroughly pursuing best practices, and building a framework of optimal production systems.

2.	Details of the Integration

The three companies, namely NSSMC, Nisshin Steel and NSSC, have agreed to have NSSC succeed a part of the special stainless steel strip business (excluding pure nickel, nickel alloy and clad steel business) contained within NSSMC’s special stainless steel business (steel sheets and shaped steel), by way of an absorption-type company split wherein NSSMC will be the split company and NSSC will be the successor company; and have NSSC succeed the stainless steel sheet business (including the strip and steel plate businesses) contained within Nisshin Steel’s stainless steel business (steel sheets, steel pipes and tubes), by way of an absorption-type company split wherein Nisshin Steel will be the split company and NSSC will be the successor company, effective April 1, 2019.

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II.	Regarding the Company Split

1.	Outline of the Company Split

(1)	Schedule of the Company Split

Board of directors’ meeting to approve execution of the Company Split Agreement (NSSMC and NSSC)	February 6, 2019
Execution of the Company Split Agreement (NSSMC and NSSC)	February 6, 2019
Date of the Company Split (the effective date)	April 1, 2019 (planned)

(Note)

With regard to NSSMC, the Company Split will be conducted through simplified absorption-type split procedures which do not require the approval at a shareholders’ meeting pursuant to Article 784, Paragraph 2 of the Companies Act, and with regard to NSSC, the Company Split will be conducted through short-form absorption-type split procedures which do not require the approval at a shareholders’ meeting pursuant to Article 796, Paragraph 1 of the Companies Act.

(2)	Method of the Company Split

An absorption-type split wherein NSSMC will be the split company and NSSC will be the successor company.

(3)	Allotment Details Regarding the Company Split

As NSSC is a wholly-owned subsidiary of NSSMC, there will be no allocation of the shares or other assets to NSSMC in conjunction with the Company Split.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Company Split

Not applicable.

(5)	Stated Capital to Be Increased or Decreased as a Result of the Company Split

There will be no change in NSSMC’s stated capital as a result of the Company Split.

(6)	Rights and Obligations Succeeded by the Successor Company

NSSC will succeed from NSSMC the contractual positions and intellectual property rights relating to the Subject of Business Succession and the rights and obligations attached thereto (however, excluding the receivables and payables incurred for causes occurring prior to the effective date).

(7)	Performance Prospects of the Liabilities

NSSMC believes that all liabilities incurred by NSSMC and NSSC can be performed even on and after the effective date of the Company Split.

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2.	Outline of the Companies Involved in the Company Split

		Split Company in an Absorption-Type Split		Successor Company in an Absorption-Type Split
(1)	Name	Nippon Steel & Sumitomo Metal Corporation		Nippon Steel & Sumikin Stainless Steel Corporation

(2)	Location	2-6-1 Marunouchi, Chiyoda-ku, Tokyo		1-8-2 Marunouchi, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	Kosei Shindo, Representative Director and President		Hitoshi Ito, Representative Director and President

(4)	Description of Business Activities	Steelmaking and steel fabrication, Engineering, Chemical and Material, and System solutions		Production and sale of stainless steel products

(5)	Capital	419,524 million yen		5,000 million yen

(6)	Date of Establishment	April 1, 1950		October 1, 2003

(7)	Number of Outstanding Shares	950,321,402 shares		100,000 shares

(8)	Fiscal Year End	March 31		March 31

(9)	Major Shareholders and Shareholding Ratio (as of September 30, 2018)	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.7%	Nippon Steel & Sumitomo Metal Corporation	100%
		Japan Trustee Services Bank, Ltd. (Trust Account)	4.6%
		Nippon Life Insurance Company	2.8%
		Sumitomo Corporation	2.1%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	2.0%
		Mizuho Bank, Ltd.	1.8%
		Sumitomo Mitsui Banking Corporation	1.7%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.6%
		Meiji Yasuda Life Insurance Company	1.6%
		MUFG Bank, Ltd.	1.5%

(10)	Financial Condition and Operating Results of the Immediately Preceding Fiscal Year

		FY ended March 2018 (consolidated)		FY ended March 2018 (consolidated)
Net Assets			3,515,501	102,422
Total Assets			7,592,413	168,127
Net Assets per Share (yen)			3,563.80	1,024,220
Sales			5,668,663	258,804
Operating Profit			182,382	22,927
Ordinary Profit			297,541	22,212
Net Income Attributable to Owners of Parent for the Period			195,061	16,075
Net Income per Share for the Period (yen)			221.00	160,750

(In millions of yen unless otherwise specified)

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3.	Outline of the Business Division to be Split

(1)	Business Description of the Division to be Split

Sales of special stainless steel strip products (excluding pure nickel, nickel alloy and clad steel)

(2)	Operating Results of the Division to be Split (fiscal year ended March 2018)

NSSMC (Special SUS)
Consolidated Net Sales (Billions of yen)	4.4

(3)	Items of Asset and Liabilities to be Split and the Amount Thereof

Contractual positions (commercial rights, intellectual property rights, etc.) relating to the special stainless steel strip business (excluding pure nickel, nickel alloy and clad steel business)

4.	Status of the Companies After the Company Split

		Split Company in an Absorption-Type Split	Successor Company in an Absorption-Type Split
(1)	Name	NIPPON STEEL CORPORATION (*Scheduled to change the company name on April 1, 2019, as stated above)	NIPPON STEEL Stainless Steel Corporation (*Scheduled to change the company name on April 1, 2019, as stated above)

(2)	Location	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	8-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	Eiji Hashimoto, Representative Director and President (*Scheduled to assume office on April 1, 2019)	Hitoshi Ito, Representative Director and President

(4)	Description of Business Activities	Steelmaking and steel fabrication, Engineering, Chemical and Material, and System solutions	Production and sale of stainless steel products

(5)	Capital	419,524 million yen	5,000 million yen

(6)	Fiscal Year End	March 31	March 31

5.	Future Prospects

Given that the Company Split is a company split between NSSMC and NSSC, a wholly owned subsidiary of NSSMC, the effects of the Company Split on the results of NSSMC are expected to be negligible.

End

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(Reference)	Consolidated financial forecast for the current fiscal year (announced on February 6, 2019) and consolidated operating results for the previous fiscal year (IFRS)

	Revenue	Business Profit	Profit Attributable to Owners of Parent
Financial Forecast for the Current Fiscal Year (FY ending March 2019)	6,200,000 million yen	330,000 million yen	230,000 million yen

Operating Results for the Previous Fiscal Year (FY ended March 2018)	5,712,965 million yen	288,700 million yen	180,832 million yen

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February 6, 2019

Nippon Steel & Sumitomo Metal Corporation

Nisshin Steel Co., Ltd.

Nippon Steel & Sumikin Stainless Steel Corporation

Conclusion of integrated basic agreement on integration of stainless steel sheet businesses

To achieve the timely and utmost synergy of the stainless steel business of the NSSMC Group, Nippon Steel & Sumitomo Metal Corporation (hereinafter referred to as “NSSMC”), Nisshin Steel Co., Ltd. (hereinafter referred to as “Nisshin Steel”) and Nippon Steel & Sumikin Stainless Steel Corporation (hereinafter referred to as “NSSC”) concluded a basic agreement on May 16, 2018 to enable NSSC to succeed a part of the steel sheet business among NSSC special stainless steel business (steel sheets, shaped steel) and the steel sheet business among Nisshin Steel stainless steel business (steel sheets, steel pipes and tubes) (hereinafter referred to as “this integration”), and have been proceeding with the investigation to date based on the said basic agreement.

Then on January 1, 2019, since Nisshin Steel became a wholly-owned subsidiary of NSSMC (hereinafter “wholly-owned subsidiary of NSSMC”), we today concluded an integrated basic agreement between the three companies concerning this integration on April 1, 2019, and thus hereby report the details below.

1.       Purpose of this integration

Since Nisshin Steel became a wholly-owned subsidiary of NSSMC in March 2017, NSSMC, Nisshin Steel and NSSC have been promoting cooperation and mutual understanding in each field of manufacturing, sales, procurement, etc. of the stainless steel business. However, in order to deal with the harsh business environment such as significant oversupply in Asian markets and future changes in social and industrial structures, and achieve development and growth, we have concluded that there is an urgent need to handle the maximization of synergy through assembling the collective efforts of the stainless steel business of the NSSMC Group, sharing and expanding the strengths of the three companies, and reinforcing the weaknesses.

NSSMC, Nisshin Steel and NSSC have now decided to integrate each stainless steel business on April 1, 2019 by gathering the management resources for the stainless steel business fostered by each company, integrating the corporate strategy, and through not only the promotion of efficiency of the organizational and operating structure, but the creation of customer values by providing on-target products, application processing technology and services, the promotion of our world-leading technical development, the thorough pursuit of best practices and the building of an optimum production facility system, thereby constructing further synergy and promoting future growth and development.

2. Contents	of this integration

(1)	Business integration method

Setting April 1, 2019 as the date of entry into force, the three companies, NSSMC, Nisshin Steel and NSSC, use the company split method to make NSSMC a split company and NSSC a succeeding company, and have NSSC succeed part of the special stainless steel sheet business (excluding pure nickel/nickel alloy and clad steel sheet business) of NSSMC special stainless steel businesses (steel sheets, shaped steel). They also use the company split method of making Nisshin Steel a split company and NSSC as a succeeding company, and have NSSC succeed the stainless steel sheet business (including steel sheet and steel plate business) of Nisshin Steel stainless steel businesses (steel sheets, steel pipes and tubes).

(2)	Overview of integrated company

Trade name:	NIPPON STEEL Stainless Steel Corporation

Location of head office:	1-8-2, Marunouchi, Chiyoda-ku, Tokyo

Description of business:	Manufacturing and sales of stainless steel (product type: steel sheet, steel plate, bar and wire rod, billet), etc.

Number of employees:	About 3,200

Sales volume:	About 1.5 million t/year

Sales amount:	About 460 billion yen, consolidated

Manufacturing sites:	Kashima, Kinuura, Hikari, Shunan, Yawata

Group companies:	11 domestic and 9 overseas consolidated subsidiaries and companies accounted for using the equity method

3. Schedules	for this integration

February 6, 2019	Integrated basic agreement concluded

April 1, 2019 (planned)	Execution date of this integration (date of entry into force)

*	Reference: Overview of companies involved in this integration (as of March 31, 2018)

(1)	Name	Nippon Steel & Sumitomo Metal Corporation	Nisshin Steel Co., Ltd.	Nippon Steel & Sumikin Stainless Steel Corporation

(2)	Location	2-6-1, Marunouchi, Chiyoda-ku, Tokyo	3-4-1, Marunouchi, Chiyoda-ku, Tokyo	1-8-2, Marunouchi, Chiyoda-ku, Tokyo

(3)	Title and name of representative	Kosei Shindo, Representative Director and President	Kinya Yanagawa, President & Chief Executive Officer and Representative Director	Hitoshi Ito, Representative Director and President

(4)	Description of business	Steelmaking, engineering, chemical and material, system solutions	Steelmaking business (manufacturing and sales of steel products)	Manufacturing and sales of stainless steel

(5)	Capital fund	419.524 billion yen	30 billion yen	5 billion yen

(6)	Date of foundation	April 1, 1950	October 1, 2012	October 1, 2003

(7)	Amount of sales (2017 FY)	5,668.663 billion yen	614.196 billion yen	258.804 billion yen

(8)	Number of employees	(consolidated) 93,557	(consolidated) 7,859	(consolidated) 2,302

(Contacts for inquiries)

         NSSMC Public Relations Center       Tel.03-6867-2135, 2146, 2977, 3419

         Nisshin Steel, General Administration Dept., Secretary/ Public Relations Team       Tel.03-3216-5566

         NSSC Planning Dept.                         Tel.03-6841-4853